Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

URGENT – YOUR VOTE IS NEEDED TODAY!

Shareholder Name

Address

Address

Address

Reference Number:

RE:	Lord Abbett Multi-Asset Focused Growth Fund Special Meeting of Shareholders June 28, 2018

Dear Shareholder:

The Special Shareholder Meeting for Lord Abbett Multi-Asset Focused Growth Fund is fast approaching, and we still need your vote.

After careful consideration, the Board of Trustees of Lord Abbett Multi-Asset Focused Growth Fund unanimously recommends that shareholders vote in favor of the proposals.

YOUR voice is critical in this proxy vote process. Please vote today!

Please call 1-866-525-2664 (toll free) and provide the reference number above.

•	Monday through Friday – between 9:00 a.m. and 11:00 p.m., Eastern time
•	Saturday – between 12:00 p.m. and 6:00 p.m., Eastern time

When you call this toll-free number, you will be speaking with a representative of Computershare Fund Services, the firm assisting Lord Abbett to gather votes. You will be asked for the reference number above in order to locate your voting record. Please note that the representative will not have access to your confidential information, and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by mail.

We truly appreciate your vote. Thank you for investing with Lord Abbett.

Sincerely,

Douglas B. Sieg

President, Chief Executive Officer, and Trustee

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.